SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-17788

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

                      For Period Ended: December 31, 2007

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

NexGen Biofuels Ltd.
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Full Name of Registrant

Healthcare Technologies Ltd.
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Former Name if Applicable

2533 Windguard Circle, Suite 102
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Address of Principal Executive Office (Street and Number)

Wesley Chapel, Florida 33543
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[X]  |         thereof will be filed on or before the 15th calendar day
     |         following the prescribed due date; or the subject quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) Attach extra sheets if needed.

     Material information required to complete registrant's Form 10-K is not yet available.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Eran Rotem                           011 9723 927-7232
     ---------------------------------------------------------------------------
           (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes     [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              NexGen Biofuels Ltd.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 27, 2008                                     By /s/ Eran Rotem
-------------------                                     -----------------
                                                        Eran Rotem
                                                        Chief Financial Officer


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

     NexGen Biofuels Ltd. ("the Company") is a development stage company that is currently seeking to develop and/or acquire ethanol and bio-diesel plants in the United States. Prior to the closing of the Purchase Agreement (defined below) on December 31, 2007, the Company's business consisted of the development, manufacture and marketing of clinical diagnostic test kits and the provision of services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide.

     In accordance with that certain Purchase Agreement, dated as of January 16, 2007, as amended (the "Purchase Agreement"), by and among, the Company, NexGen Biofuels, Inc., a Delaware corporation ("NexGen Bio"), MAC Bioventures Inc., a Belize corporation ("MAC") and Gamida for Life B.V., a Netherlands corporation ("Gamida"), on December 31, 2007, the Company completed a Plan of Arrangement (the "Plan") pursuant to which the Company transferred substantially all of its existing business and assets in the field of biotechnology and medical devices to Gamida and acquired NexGen Bio's principal assets in the field of ethanol and bio-diesel fuel production.

     The Plan was treated as a recapitalization of the Company for financial accounting purposes. Accordingly, the historical financial statements of the Company before the Plan will be replaced with the historical financial statements of NexGen Bio before the Plan in all future filings that the Company makes with the SEC, including this Report.

     On January 28, 2008, the Company changed its name from Healthcare Technologies Ltd. to NexGen Biofuels Ltd.

     As a result of the Plan, the Registrant expects to report a loss from operations of $ 1.8 million for fiscal 2007 as compared to a loss from operations of $ 0.5 million for the period since August 10, 2006 (date of inception) to December 31, 2006. The Net loss is expected to be $ 1.9 million in fiscal 2007 as compared to a net loss of $ 0.5 million for the period since August 10,2006 (date of inception) to December 31, 2006.

     As of December 31, 2007, the Company had shareholders equity of approximately $ 0 and 41,759,498 shares were outstanding.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.